Exhibit 99.1

Sky Solar Holdings, Ltd. Reports First Quarter 2016 Unaudited Financial Results

HONG KONG, June 17, 2016 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (SKYS) (“Sky Solar” or “the Company”), a global developer, owner and operator of solar parks, today announced its financial results for the first quarter of 2016 ended March 31, 2016.

Highlights:

•                  Q1 2016 total revenue of $11.7 million, up 14% over Q1 2015

•                  Q1 2016 electricity revenue of $9.9 million, up 94% over Q1 2015

•                  Q1 2016 Adjusted EBITDA1 of $5.4 million, compared to $7.0 million in Q1 2015

•                  133.1 MW of IPP assets in operation as of March 31, 2016, compared to 128.6 MW as of December 31, 2015

•                  As of March 31, 2016, 24.1 MW under construction, 236.1 MW of shovel-ready projects, and 1.0 GW of solar parks in pipeline

Mr. Weili Su, Founder, Chairman and Chief executive officer of Sky Solar, commented, “While our overall installation during the quarter was modest as expected, this performance was generally due to our our ongoing strategic initiatives to unlock shareholder value. In addition, in early May, we announced the execution of a definitive agreement to acquire operating assets in the US, marking our first US transaction, a strategic market for Sky Solar in which we look forward to building a larger presence.”

Mr. Sanjay Shrestha, Chief Investment Officer of Sky Solar, and President of Sky Capital America commented, “Our strategic evaluation of Japan is underway. Furthermore, our recently signed definitive agreement to acquire operating assets in the US include 22 MW of solar parks with an average remaining PPA of 15 years, which can generate a highly attractive cash on-cash-return.”

“We are also pursing additional opportunities in the US and continue to remain disciplined on our investment return metrics.  We also see great potential for sustainable growth in Uruguay with attractive returns beyond our operating portfolio of 9MW and existing pipeline of 82MW. We look forward to providing additional operational and financial updates to investors as we progress through the year.”

First Quarter 2016 Financial Results

Revenue was $11.7 million, up 14.5% from $10.3 million in the same period of 2015.

Electricity sales were $9.9 million in the first quarter of 2016, up 94.0% from $5.1 million in the same period of 2015. The year-over-year growth in electricity sales was primarily due to the increase in the Company’s operational IPP assets globally. Electricity sales in the first quarter of 2016 was up 25.9% from $7.9 million in the fourth quarter of 2015, due to the same reason.

Systems and other sales were $1.8 million in the first quarter of 2016, down 65.0% from $5.1 million in the same period of 2015. The year-over-year decline in systems and other sales was primarily due to permit sales in Japan in the first quarter of 2015, while the Company did not record similar sales in the first quarter of 2016. Systems and other sales in the first quarter of 2016 were down 58.3% from $4.3 million in the fourth quarter of 2015, primarily due to the Company’s continuing shift toward IPP electricity sales.

The following table shows the Company’s sequential and year-over-year change in revenue for each category, geographic region and period indicated.

	Q1 2016	Sequential Change	Q4 2015	Year-Over- Year Change	Q1 2015
	(US$ in thousands, except percentages)
Asia	7,761	49.7%	5,186	15.4%	6,723
Electricity Sales	6,389	28.6%	4,969	143.5%	2,624
System Sales and Other	1,372	532.3%	217	-66.5%	4,099
Europe	2,563	6.0%	2,419	4.3%	2,458
Electricity Sales	2,139	7.9%	1,983	6.0%	2,018
System Sales and Other	424	-2.8%	436	-3.6%	440
South America	764	90.5%	401	—	—
Electricity Sales	764	90.5%	401	—	—
North America	646	-84.6%	4,196	-39.7%	1,071
Electricity Sales	646	19.2%	542	34.0%	482
System Sales and Other	—	-100%	3,654	-100.0%	589
Electricity Sales	9,938	25.9%	7,895	94.0%	5,124
System Sales and Other	1,796	-58.3%	4,307	-65.0%	5,128

Cost of sales and services were $6.4 million, compared to $3.1 million in the same period in 2015. The increase was mainly a result of the increased capacity of IPP solar parks during the first quarter of 2016.

Gross profit was $5.3 million, down 25.7% from $7.2 million in the same period in 2015. Gross margin decreased to 45.5% from 70.0% in the same period in 2015 because of the permits sales in Japan in first quarter 2015, which commanded a higher margin.

Selling, general and administrative (“SG&A”) expenses were $4.8 million, up 10.6% from $4.4 million in the same period in 2015 due to the increased project financing activities in South America.

Other operating income was $1.9 million, compared to $42 thousand in the same period of 2015. The increase in other operating income was due to income from the disposal of 1.8MW solar parks in Japan during the first quarter of 2016.

As a result of the above, operating profits decreased to $2.4 million in the first quarter of 2016, from $2.8 million in the same period in 2015.

Finance costs were $1.3 million, compared to $0.9 million in the same period of 2015. The increase in finance costs was primarily due to the increased average balance of bank loans in the first quarter in 2016.

Other non-operating expenses of $1.6 million mainly represented fair value changes of financial liabilities  — FVTPL of US$0.8 million and loss from hedge ineffectiveness on cashflow hedge of US$1.0 million — compared to other non-operating income of $485 thousand in the same period of 2015. These other non-operating expenses were primarily due to an increase of charges in fair value change as compared with the same period in 2015.

As a result of the above, the net loss for the first quarter of 2016 was $823 thousand, compared to a net profit of $2.6 million in the same period in 2015.

Basic and diluted loss per share was $0.002 compared to earning per share of $0.01 in the same period in 2015. Basic and diluted loss per ADS were $0.017 compared to earning per share of $0.05 in the same period in 2015.

Adjusted EBITDA was $5.4 million, compared to $7.0 million in the same period in 2015.

Pipeline Analysis

As of March 31, 2016, the Company owned and operated 133.1 MW of IPP assets, compared to 128.6 MW as of December 31, 2015. This reflects all the incremental net project additions in Japan.

The Company had 24.1 MW of projects under construction as of March 31, 2016, compared to 28.2 MW under construction as of December 31, 2015. All of the 24.1 MW of projects under construction are located in Japan.

In total, the Company had 1.2 GW of projects in various stages of development as of March 31, 2016, which included the projects under construction described above as well as 236.1 MW of shovel-ready projects and more than 1.0 GW of projects in pipeline. This does not include any incremental opportunities associated with project opportunities in the US or Latin American markets.

Balance Sheet and Liquidity

As of March 31, 2016, the Company had bank balances and cash of $38.4 million, trade receivables of $24.3 million and IPP solar park assets of $288.8 million. Total borrowing was $123.2 million, including $18.4 million of borrowing due within one year.

Use of Non-IFRS Measures

To provide investors with additional information regarding the Company’s financial results, the Company has disclosed Adjusted EBITDA, a non-IFRS financial measure, below. The Company presents this non-IFRS financial measure because it is used by the Company’s management to evaluate its operating performance. The Company also believes that this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as the Company’s management and in comparing financial results across accounting periods and to those of its peers.

Adjusted EBITDA, as the Company presents it, represents profit or loss for the period before taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expenses, interest expenses, impairment losses and fair value changes of financial liabilities.

The use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s financial results as reported under IFRS. Some of these limitations are: (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and (e) other companies, including companies in the Company’s industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted EBITDA alongside the Company’s IFRS-based financial performance measures, such as profit (loss) for the period and the Company’s other IFRS financial results.

The following table presents a reconciliation of Adjusted EBITDA to profit (loss) for the period, the most directly comparable IFRS measure, for each of the periods indicated:

	Three months ended March 31,
	2016	2015
	US$ in Thousands
(Loss) profit for the period/year	(823)	2,587
Adjustments:
Income tax expense	331	(78)
Depreciation of property, plant and equipment	2,449	1,691
Share-based payment charged into profit or loss	331	180
Interest expenses	1,309	888
Impairment loss on IPP solar parks	—	42
Fair value changes of financial liabilities-FVTPL	836	1,650
Loss from hedge ineffectiveness on cash flow hedges	986	—
Adjusted EBITDA	5,419	6,960

The Company does not consider historical Adjusted EBITDA to be representative of future Adjusted EBITDA, as the Company’s revenue model changed from primarily generating revenue from selling solar energy systems to primarily generating revenue from selling electricity in the fourth quarter of 2013 and the Company continues to shift its business towards IPP business. The Company believes that Adjusted EBITDA is an important measure for evaluating the results of its IPP business.

These measures are not intended to represent or substitute numbers as measured under IFRS. The submission of non-IFRS numbers is voluntary and should be reviewed together with IFRS results.

Project Capacities

Unless specifically indicated or the context otherwise requires, megawatt capacity values in this earnings release refer to the attributable capacity of a solar park. We calculate the attributable capacity of a solar park by multiplying the percentage of our equity ownership in the solar park by the total capacity of the solar park.

Conference Call

Sky Solar will hold a conference call on June 17, 2016 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time) to discuss the Company’s first quarter 2016 results.

Dial-in details for the live conference call are as follows:

International:	+65-6823-2299
United States:	+1-855-298-3404
Hong Kong:	+852-5808-3202
Passcode:	5325576

A simultaneous live webcast will be available on the Investor Relations section of the Company’s website at www.skysolargroup.com.

A telephone replay will be available approximately two hours after the call concludes through June 16th, 2015. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
United States:	+1-866-846-0868
Hong Kong:	800-966-697
Passcode:	5325576

1 Adjusted EBITDA is a non-IFRS measure used by the Company to better understand its results.  Adjusted EBITDA included adjustments related income tax expense, deprecation, interest expenses, fair value changes of financial instruments, as well as other items.  The Company urges you to study the reconciliation between IFRS net income and adjusted EBITDA provided in this release.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of March 31, 2016, the Company had developed 276 solar parks with an aggregate capacity of 259.1 MW and owned and operated 133.1 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business into China; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Sky Solar Holdings Ltd.

Condensed Consolidated Statements of Operations

USD In Thousands, Except Per Share Amounts

(Unaudited)

	Three Months
	Ended March 31
	2016	2015
Revenue:
Electricity generation income	9,938	5,124
Solar energy system and other sales	1,796	5,128
Total revenue	11,734	10,252
Cost of sales and services	(6,401)	(3,071)
Gross profit	5,333	7,181
Impairment loss on IPP solar parks	—	(42)
Selling expenses	(139)	(361)
Administrative expenses	(4,680)	(3,996)
Other operating income	1,923	42
Profit from operations	2,437	2,824
Investment gains	(57)	87
Finance costs	(1,309)	(888)
Other non-operating (expenses) profit	(1,563)	485
(Loss) profit before taxation	(492)	2,508
Income tax expense	(331)	78
(Loss) profit for the period	(823)	2,586
Other comprehensive (expense) income that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of foreign operations	5,566	(11,969)
Total comprehensive income (expense) for the year	4,743	(9,383)
Profit (loss) for the year attributable to owners of the Company	(819)	2,586
Loss for the year attributable to non-controlling interests	(4)	—
	(823)	2,586

Total comprehensive income (expense) attributable to:
Owners of the Company	4,677	(9,383)
Non-controlling interests	66	—
	4,743	(9,383)
(Loss) earning per share — Basic	(0.002)	0.01
(Loss) earning per share — Diluted	(0.002)	0.01
(Loss) earning per ADS — Basic	(0.017)	0.05
(Loss) earning per ADS — Diluted	(0.017)	0.05

Sky Solar Holdings Ltd.

Condensed Consolidated Balance Sheets

USD In Thousands, Except Per Share Amounts

(Unaudited)

	March 31, 2016	December 31, 2015
Current assets:
Bank balances and cash	38,358	26,272
Restricted cash	8,535	5,560
Amounts due from related parties	15,495	14,794
Trade and other receivables	24,347	31,052
Inventories	3,485	3,295
	90,220	80,973
Non-current assets:
IPP solar parks	288,783	259,423
Amounts due from related parties	3,248	2,984
Other non-current assets	16,671	17,700
	308,702	280,107
Total assets	398,922	361,080

Current liabilities:
Trade and other payables	52,800	47,912
Amount due to related parties	7,862	7,606
Tax payable	1,796	2,197
Borrowings	18,379	16,495
	80,837	74,210
Non-current liabilities:
Borrowings	104,811	84,671
Other non-current liabilities	95,482	89,480
	200,293	174,151
Total liabilities	281,130	248,361
Total assets less total liabilities	117,792	112,719
Equity:
Share capital	5	5
Reserves	117,854	112,846
Equity attributable to owners of the Company	117,859	112,851
Non-controlling interests	(67)	(132)
Total equity	117,792	112,719
Total liabilities and equity	398,922	361,080

Contact:

For investor and media inquiries, please contact:

Company:

IR@skysolarholding.com

Investor Relations:

ICR, LLC
Vera Tang
(646) 277-1215
Vera.tang@icrinc.com